March 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                                         Mr. David Gessert

Re:	Bridgewater Bancshares, Inc.
Registration Statement on Form S-1 (File No. 333-223079)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Bridgewater Bancshares, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Tuesday, March 13, 2018, at 3:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 1,325 copies of the Preliminary Prospectus dated March 9, 2018, were furnished to the underwriters and distributed by the underwriters approximately as follows from March 9, 2018 through the date hereof: 825 copies to institutional investors and 500 copies to others.

We, the undersigned, as representative of the underwriters, have complied and will continue to comply, and each participating underwriter and dealer has advised the undersigned that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
as Representative of the several Underwriters

By: Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory